FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF OLATHE
                        STATEMENTS OF FINANCIAL CONDITION

                                                                   March 31,   December 31,
                                                                     2000          1999
                                                                 -----------   -----------
                                                                 (Unaudited)
ASSETS
Cash and cash equivalents:
  Cash and non-interest earning deposits                         $    72,540   $    90,749
  Overnight deposits at Federal Home Loan Bank
     and First National Bank of Olathe                             6,600,000     2,514,611
                                                                 -----------   -----------
          Total cash and cash equivalents                          6,672,540     2,605,360

Held to maturity securities, at cost                              11,000,000    11,000,000

Available for sale securities                                        580,266       618,966

Federal Home Loan Bank stock, at cost                                308,300       308,300

Loans receivable, net of deferred loan fees and loss allowance    32,209,488    31,472,474

Accrued interest and dividend receivable                             402,913       420,090

Equipment, net of accumulated depreciation                            18,185        19,643

Refundable income taxes                                                   --        21,000

Other assets                                                         306,610       146,258
                                                                 -----------   -----------

          Total Assets                                           $51,498,302   $46,612,091
                                                                 ===========   ===========

LIABILITIES AND EQUITY
Deposits                                                         $40,316,584   $36,203,251
Advance payments from borrowers for taxes and insurance              184,910        13,994
Interest payable on deposits                                         388,024        51,089
Advances from the Federal Home Loan Bank                           1,000,000     1,000,000
Accrued expenses                                                      89,876       106,175
Deferred income taxes                                                 64,681        68,957
Income taxes payable                                                  89,376            --
                                                                 -----------   -----------
          Total Liabilities                                       42,133,451    37,443,466

Commitments and contingencies                                             --            --

Equity:
  Retained earnings                                                9,016,887     8,796,861
  Accumulated other comprehensive income                             347,964       371,764
                                                                 -----------   -----------

          Total Equity                                             9,364,851     9,168,625
                                                                 -----------   -----------

          Total Liabilities and Equity                           $51,498,302   $46,612,091
                                                                 ===========   ===========

See accompanying notes to the financial statements.

              FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF OLATHE
                  STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                                                         Three Months Ended
                                                              March 31,

                                                          2000         1999
                                                       ---------    ---------
                                                      (Unaudited)  (Unaudited)

Interest and Dividend Income:
  Loans receivable                                     $ 683,533    $ 633,197
  Investment securities                                  189,504      160,833
  Cash and cash equivalents                               41,191       54,624
  Capital stock                                            5,365        4,742
                                                       ---------    ---------
     Total Interest and Dividend Income                  919,593      853,396
                                                       ---------    ---------

Interest Expense:
  Deposits                                               471,317      463,742
  Federal Home Loan Bank advances                         14,272       14,153
                                                       ---------    ---------
     Total Interest Expense                              485,589      477,895
                                                       ---------    ---------

Net Interest Income Before Provision for Loan Losses     434,004      375,501
     Provision for Loan Losses                                --           --
                                                       ---------    ---------

     Net Interest and Dividend Income
          after Provision for Loan Losses                434,004      375,501
                                                       ---------    ---------

Non-Interest Income:
  Service charges and other fees                           1,958          350
                                                       ---------    ---------

Non-Interest Expense:
  Salaries and related payroll expenses                   27,253       27,313
  Federal insurance premium                                9,036        5,242
  Occupancy of premises                                    9,801        7,031
  Office supplies and related expenses                     4,207        2,776
  Other general and administrative                        44,639       19,121
                                                       ---------    ---------
     Total Non-Interest Expense                           94,936       61,483
                                                       ---------    ---------

Income Before Income Taxes                               341,026      314,368

Income Tax Provision                                     121,000       93,610
                                                       ---------    ---------

      Net Income                                         220,026      220,758

Other Comprehensive (Loss):
  Unrealized (loss) on investment securities
    available for sale, net of deferred tax benefit      (23,800)     (58,541)
                                                       ---------    ---------

     Comprehensive Income                              $ 196,226    $ 162,217
                                                       =========    =========

See accompanying notes to the financial statements.

              FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF OLATHE
                              STATEMENTS OF EQUITY
                        Three Months Ended March 31, 2000

                                                              Accumulated
                                                                 Other
                                               Retained      Comprehensive
                                               Earnings          Income         Total Equity
                                            --------------   --------------    --------------
Balance, December 31, 1999                  $    8,796,861   $      371,764    $    9,168,625

Net income for the three months ended
  March 31, 2000                                   220,026               --           220,026

Other comprehensive loss:
  Change in unrealized gain on
    available for sale securities, net of
    deferred taxes                                      --          (23,800)          (23,800)
                                            --------------   --------------    --------------

Balance, March 31, 2000 (Unaudited)         $    9,016,887   $      347,964    $    9,364,851
                                            ==============   ==============    ==============

See accompanying notes to the financial statements.

              FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF OLATHE
                            STATEMENTS OF CASH FLOWS

                                                                      Three Months Ended
                                                                          March 31,
                                                                     2000           1999
                                                                 -----------    -----------
                                                                 (Unaudited)    (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
  Mortgage loan interest received                                $   696,300    $   601,185
  Investment interest and dividends received                         240,470        185,347
  Other fees                                                           1,958            350
                                                                 -----------    -----------
                                                                     938,728        786,882

  Interest paid                                                      148,654        146,457
  Salaries and other administrative expenses                         270,129        103,909
  Income taxes paid                                                       --         46,761
                                                                 -----------    -----------
                                                                     418,783        297,127
                                                                 -----------    -----------

          Net cash provided by operating activities                  519,945        489,755
                                                                 -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of U.S. Government and agency securities                       --     (1,000,000)
  Net increase in mortgage loans                                    (566,098)    (1,197,641)
  (Purchase) redemption of FHLB stock                                     --         29,200
                                                                 -----------    -----------

          Net cash (used) by investing activities                   (566,098)    (2,168,441)
                                                                 -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net change in deposits                                           4,113,333        312,098
                                                                 -----------    -----------

          Net cash provided by financing activities                4,113,333        312,098
                                                                 -----------    -----------

          Net increase (decrease) in cash and cash equivalents     4,067,180     (1,366,588)

CASH AND CASH EQUIVALENTS, December 31                             2,605,360      5,212,508
                                                                 -----------    -----------

CASH AND CASH EQUIVALENTS, March 31                              $ 6,672,540    $ 3,845,920
                                                                 ===========    ===========

See accompanying notes to the financial statements.

              FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF OLATHE
                      STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                Three Months Ended
                                                                    March 31,
                                                               2000           1999
                                                           -----------    -----------
                                                           (Unaudited)    (Unaudited)
RECONCILIATION OF NET INCOME TO NET
   CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                 $   220,026    $   220,758
Adjustments to reconcile net income to net cash
  provided by operating activities:
      Depreciation                                               1,458          1,173
      Deferred income taxes                                     10,624        (10,898)
      (Increase) decrease in accrued interest receivable        17,177        (66,864)
      (Increase) decrease in other assets                     (160,352)        (8,967)
      Increase (decrease) in income taxes payable              110,376         57,747
      Increase (decrease) in accrued interest payable          336,935        331,438
      Increase (decrease) in accrued expenses                  (16,299)       (34,632)
                                                           -----------    -----------

          Net cash provided by operating activities        $   519,945    $   489,755
                                                           ===========    ===========

See accompanying notes to the financial statements.

              FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF OLATHE
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
              THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 1999

Significant Accounting Policies

      The accounting and reporting policies followed by First Federal Savings and Loan Association of Olathe (the "Association") are in accordance with generally accepted accounting principles and conform to general practices within the savings and loan industry.

      The accompanying unaudited financial statements were prepared in accordance with instructions for Form 10-QSB and, therefore, do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. Management believes that all normal recurring adjustments that are necessary for a fair presentation of interim period financial information have been reflected in these financial statements.

              FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF OLATHE
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      The profitability of First Federal Savings and Loan Association of Olathe (the "Association") depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally mortgage loans, investment securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and Federal Home Loan Bank ("FHLB") advances. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. The Association's profitability also is dependent, to a lesser extent, on the level of its noninterest income, provision for loan losses, and noninterest expense, such as employee compensation and benefits, deposit insurance premiums, occupancy and administrative cost, and income taxes.

      The Association's operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond the Association's control.

      Changes in Financial Condition

      Total assets increased by $4.9 million or 10.5% from December 31, 1999 to March 31, 2000. The increase was primarily due to a $4.2 million or 166.4% increase in interest-earning deposits at The Federal Home Loan Bank and First National Bank of Olathe in the first quarter of 2000. The increase in interest earning deposits was due primarily to the Association receiving an additional $4.5 million of funds from subscriptions for the stock offering of First Federal of Olathe Bancorp, Inc. In addition, loans receivable increased $700,000 or 2.3% primarily reflecting increases in residential mortgage loans.

      Deposits increased by $4.1 million or 11.4% in the first quarter of 2000, and interest payable on deposits increased by $300,000 or 659.5% in the same period. The increase in interest payable on deposits was due to the fact that the Association pays interest on its deposit accounts on June 30 and December 31 of each year. Advance payments from borrowers increased $200,000 or 1,221.4% because the Association makes the majority of the payments out of these accounts on an annual basis on or about December 31. Total equity increased by $196,000 from December 31, 1999 to March 31, 2000 due to net income of $220,000 for the first quarter of 2000 offset by a decrease of $24,000 in other comprehensive income.

              FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF OLATHE
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

      Total interest and dividend income increased by $66,000, or 7.8%, in the first quarter of 2000 from the comparable 1999 quarter, primarily due to a $50,000 increase in interest on loans. The increased income on loans was due to increases in one- to four-family residential loans. Interest income on investment securities increased $29,000 or 17.8% primarily due to higher average balances of investment securities as compared to the comparable 1999 quarter of the previous year.

      Total interest expense increased by $8,000 or 1.6% in the first quarter of 2000 from the comparable 1999 quarter. Interest on deposits increased by $8,000, or 1.6%, and interest on borrowings increased nominally in the first quarter of 2000. The increase in interest expense on deposits was due to an increase in the average balance of deposits, partially offset by declines in the average rates paid.

      Net interest income increased by $59,000, or 15.6%, in the first quarter of 2000 from the comparable 1999 quarter, primarily due to an increase in net average interest-earning assets and a small increase in the average interest rate on loans receivable.

      The Association did not make a provision for loan losses for the quarters ended March 31, 2000 and 1999, respectively. The absence of a provision for loan losses during these periods reflected management's overall assessment that the inherent losses in the portfolio had not increased in these periods.

      Total non-interest income increased by $1,600 in the first quarter of 2000 from the comparable 1999 quarter, primarily due to increases in service charges.

      Total non-interest expense increased by $33,000, or 54.4%, in the first quarter of 2000 from the comparable 1999 quarter, as each category of noninterest expense increased except salaries and related payroll cost, which were stable. The largest increase was in other general and administrative expense of $25,500, or 133.5%. The largest increase in general and administrative expense was legal and accounting fees.

      Income before income taxes increased by $26,700, or 8.5%, in the March 31, 2000 quarter from the comparable 1999 quarter, as the higher interest income more than offset increases in noninterest expense. The increase in tax expense primarily reflected the increase in pre-tax income and an under-accrual of income tax expense in 1999.

      Net income decreased by $700, or 0.3%, in the March 31, 2000 quarter from the comparable 1999 quarter.

              FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF OLATHE
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

      First Federal Savings' primary sources of funds are deposits, FHLB advances, repayments on loans, the maturity of investment securities, and interest income. Although maturity and scheduled amortization of loans are relatively predictable sources of funds, deposit flows and prepayments on loans are influenced significantly by general interest rates, economic conditions, and competition.

      First Federal Savings is required to maintain minimum levels of liquid assets under the OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, and specified U.S. Government, state, or federal agency obligations) of not less than 4.0% of its average daily balance of net withdrawal accounts plus short-term borrowings. It is First Federal Savings' policy to maintain its liquidity portfolio in excess of regulatory requirements.

      First Federal Savings' most liquid assets are cash and cash equivalents, which include overnight deposits at First National Bank of Olathe and the FHLB of Topeka. The levels of these assets are dependent on First Federal Savings' operating, financing, lending, and investment activities during any given period. At March 31, 2000 and at December 31, 1999, cash and cash equivalents were $6.7 million and $2.6 million, respectively. The increase in cash and cash equivalents at March 31, 2000, compared to December 31, 1999, resulted primarily from the funds received from the subscriptions for the stock offering of First Federal of Olathe Bancorp, Inc.

      Liquidity management for First Federal Savings is both an ongoing and long-term function of First Federal Savings' asset/liability management strategy. Excess funds generally are invested in overnight deposits at the FHLB of Topeka and the First National Bank of Olathe. Should First Federal Savings require funds beyond its ability to generate them internally, additional sources of funds are available through FHLB advances. First Federal Savings would pledge its FHLB stock or certain other assets as collateral for such advances. For the three months ended March 31, 2000, First Federal Savings had an average balance of $1.0 million in FHLB advances.

      The Association is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively. At March 31, 2000, the Association exceeded each of its capital requirements, with tangible, core, and risk-based capital ratios of 17.5%, 17.5 %, and 44.0%, respectively.

      Impact of Inflation and Changing Prices

         The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without

              FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF OLATHE
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Impact of Inflation and Changing Prices, continued

considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Association's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Association's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.